                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. )

                    Under the Securities Exchange Act of 1934

                          LIONS GATE INVESTMENT LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    536265101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Lake Worth Ventures, Inc.
                      777 South Flagler Drive - Suite 1108
                         West Palm Beach, Florida 33401
                         Attention: Mr. David H. Clarke
                                 (561) 514-3883
--------------------------------------------------------------------------------

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                    Copy to:

                            Jeffrey S. Tullman, Esq.
                                 Kane Kessler PC
                           1350 Avenue of the Americas
                            New York, New York 10019
                                 (212) 541-6222

                                December 9, 2003
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

                                  SCHEDULE 13D

-------------------                                  ---------------------------
CUSIP NO. 536265101                                  Page    2    of  10   Pages
                                                          -------   ------
-------------------                                  ---------------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LAKE WORTH VENTURES, INC.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               0
       NUMBER OF         -------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                11,788,833
         EACH            -------------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  0
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               11,788,833
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,788,833

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         30.0%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                                  ---------------------------
CUSIP NO. 536265101                                  Page    3    of  10   Pages
                                                          -------   ------
-------------------                                  ---------------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GREAT SOUTH BEACH IMPROVEMENT CO.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a)[x]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               0
                        --------------------------------------------------------
      NUMBER OF           8    SHARED VOTING POWER
        SHARES
     BENEFICIALLY              11,795,333
       OWNED BY         --------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0
         WITH           --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               11,795,333
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,795,333

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         30.0%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                                  ---------------------------
CUSIP NO. 536265101                                  Page    4    of  10   Pages
                                                          -------   ------
-------------------                                  ---------------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DAVID H. CLARKE
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               48,750
                        --------------------------------------------------------
       NUMBER OF          8    SHARED VOTING POWER
         SHARES
      BENEFICIALLY             11,844,083
        OWNED BY        --------------------------------------------------------
          EACH            9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                48,750
          WITH          --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               11,844,083

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,844,083

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         30.1%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1.  Security and Issuer.

     This statement (the "Statement") relates to shares of the Common Stock, $0.0001 par value per share (the "Shares"), of Lions Gate Investment Limited, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1200 MacArthur Boulevard, Mahwah, New Jersey 07430.

Item 2.  Identity and Background.

     This Schedule 13D is filed by Lake Worth Ventures, Inc., a Delaware corporation ("LWVI"), Great South Beach Improvement Co., a New York corporation ("GSBIC") and Mr. David H. Clarke (a United States citizen), who are sometimes referred to collectively as the "Reporting Persons."

     LWVI is a wholly owned subsidiary of GSBIC. GSBIC is owned by Mr. Clarke and certain members of his family. Mr. Clarke exercises all authority over GSBIC and LWVI with respect to the voting and disposition of the Shares of the Issuer owned by the Reporting Persons. To the knowledge of the Reporting Persons, no members of Mr. Clarke's family otherwise own any Shares.

     The business address of each of the Reporting Persons is 777 South Flagler Drive, Suite 1108, West Palm Beach, Florida 33401.

     During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Shares owned by the Reporting Persons were acquired as a result of the merger (the "Merger") of a wholly owned subsidiary of the Issuer with and into DOBI Medical Systems, Inc., a Delaware corporation ("DOBI Medical"). Under the terms of the Merger, (i) DOBI Medical was the surviving corporation in the Merger and became a subsidiary of the Issuer as a result of the Merger, (ii) the holders of (A) the outstanding capital stock and substantially all convertible debt securities of DOBI Medical immediately prior to the effective time of the Merger (the "Merger Effective Time" or "Effective Time") received Shares (hereinafter, "Merger Shares," which term includes the Merger Warrant Shares as hereinafter defined) in the Merger, (B) holders of warrants to acquire DOBI Medical common stock immediately prior to the Merger Effective Time received warrants ("Merger Warrants") to purchase Shares ("Merger Warrant Shares"), and
(C) holders of options to purchase DOBI Medical common stock received options to acquire Shares, (iii) Mr. Clarke and the Chief Executive Officer of DOBI Medical, Mr. Phillip C. Thomas, became two of the four directors of the Issuer, and (iv) approximately 15 days after the Merger Effective Time, (A) the other directors of DOBI Medical will become the directors of the Issuer, and (B) the two directors of the Issuer who were its only directors immediately prior to the Merger Effective Time are expected to resign from the Issuer's Board of Directors. Between 1999 and the Merger Effective Time, LWVI acquired capital stock of DOBI Medical and made loans to DOBI Medical which were converted, from time to time, into capital stock of DOBI Medical. All funds invested by the Reporting Persons in DOBI Medical were obtained from the working capital of the Reporting Persons.

Item 4.  Purpose of the Transaction

     The Reporting Persons and certain other persons founded and invested in DOBI Medical in the last quarter of 1999 to acquire certain assets, including patents and know-how, and develop a diagnostic medical device with a view to commercially marketing the device following approval of the marketing of the device by the U.S. Food and Drug Administration. The Reporting Persons acquired their Shares of the Issuer as a result of the Merger. At the Merger Effective Time, the Issuer simultaneously completed the first tranche of a private placement (the "Private Placement") of 5,500,000 Shares ("Private Placement Shares," which term includes the Placement Warrant Shares as hereinafter defined) and warrants (the "Placement Warrants") to acquire 2,750,000 Shares (the "Placement Warrant Shares") to persons other than the Reporting Persons, and the Merger made the net proceeds of the Private Placement available to DOBI Medical to continue DOBI Medical's business.

     The Merger Shares acquired by the Reporting Persons are subject to and have the benefit of a registration rights agreement the Issuer made with all former holders of DOBI Medical securities which were exchanged, converted or otherwise acquired in connection with the Merger. See Item 6.

     The Merger Shares acquired by the Reporting Persons are subject to a lock-up agreement. See Item 6 for a description of the lock-up agreement.

     The Reporting Persons have executed written consents as stockholders of the Issuer authorizing (i) the change of the Issuer's corporate name to "DOBI Medical International, Inc.," (ii) the reincorporation of the Issuer as a Delaware corporation, and (iii) the adoption of the DOBI Medical 2000 Stock Incentive Plan by the Issuer, and an increase in the Shares under the plan to 5,630,000.

     The Reporting Persons intend to continually review the Issuer's business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review and other factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may involve the purchase of additional Shares, or alternatively, may involve the sale of all or a portion of the Shares held by the Reporting Persons in the open market or in privately negotiated transactions to one or more purchasers, subject to the provisions of the Lock-up Agreement.

     The Reporting Persons reserve the right to change their intentions with respect to all matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer.

     (a) The following table sets forth certain information with respect to the Shares beneficially owned by the Reporting Persons.

                                                    Approximate Percentage of
         Name             Number of Shares              Outstanding Shares
         ----             ----------------              ------------------
LWVI                      11,788,833  (1)                     30.0%
GSBIC                     11,795,533  (2)                     30.0%
Mr. Clarke                11,844,283  (3)                     30.1%


1. All Shares and Warrants are owned of record by LWVI and consist of (i) 9,999,486 outstanding Merger Shares and (ii) Merger Warrants to purchase 1,789,347 Shares. The percentage is based upon (i) 37,537,712 Shares outstanding, as reported by the Issuer in its Current Report on Form 8-K filed December 12, 2003, plus (ii) 1,789,347 Shares acquirable upon exercise of the Merger Warrants.

2. Consists of (i) the Shares and Warrants Shares acquirable upon exercise of Warrants owned of record by LWVI, plus (ii) 6,500 Shares owned of record by GSBIC.

3. Consists of the Shares (including Warrant Shares) owned of record by LWVI and GSBIC, and options which are exercisable presently or within the next 60 days held by Mr. Clarke to acquire 48,750 Shares; excludes options held by Mr. Clarke to acquire 25,000 which are not exercisable within the next 60 days. The percentage is based upon (i) 37,537,712 Shares outstanding, as reported by the Issuer in its Current Report on Form 8-K filed December 12, 2003, plus (ii) 1,789,347 Shares acquirable upon exercise of the Merger Warrants, plus (iii) 48,750 Shares acquirable upon exercise of options which are exercisable presently or within the next 60 days.

     (b) LWVI has shared (with Mr. Clarke) voting and dispositive power over the Shares owned of record by LWVI. GSBIC has shared (with LWVI and Mr. Clarke) voting and dispositive power over the Shares beneficially owned by GSBIC. Mr. Clarke (with LWVI and GSBIC) has shared voting and dispositive power over the Shares owned of record by LWVI and the Shares beneficially owned by GSBIC. Mr. Clarke has sole voting and dispositive power over the Shares acquirable upon exercise of options owned by him. All dispositive power of all Shares of the Reporting Persons (other than the Warrant Shares and Shares acquirable under options) are subject to the Lock-up Agreement; see Item 6 regarding the Lock-up Agreement; see Item 6 regarding the Lock-up Agreement.

     In the aggregate, the Reporting Persons may be deemed to own beneficially 11,844,283 Shares, constituting approximately 30.1% of the outstanding Shares.

     The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered or construed as an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act or otherwise, are the beneficial owners of any Shares in which such persons do not have a pecuniary interest.

     (c) The Reporting Persons effected the following transactions in Shares during the past 60 days.

      Name              Date              Transaction          Number of Shares

LWVI                   12/9/03         Acquired in the
                                       Merger (1)                 11,788,833 (2)

GSBIC                  12/9/03         Acquired in the
                                       Merger (1)                         6,500

Mr. Clarke             12/9/03         Acquired in the
                                       Merger(1)                      48,750 (3)

Mr. Clarke             12/9/03         Award of options               25,000 (4)


1. The Shares acquired in the Merger were exchanged pursuant to the terms of the Merger (i) on a 1-for-1 basis for shares of the common stock of DOBI Medical, and (ii) on a 2.25-for-1 basis for shares of Class A Convertible Preferred Stock of DOBI Medical (i.e., each share of DOBI Medical Class A Convertible Preferred Stock was exchanged for 2.25 Shares of the Issuer). Simultaneously with the close of the Merger, the Issuer effected the Private Placement, in which the Issuer sold units consisting of one Share and one warrant to purchase one-half a Share, which units were sold in the Merger at a price of $1.00 per unit. There was no market for the securities of DOBI Medical, and such securities were not registered for sale under the Securities Act of 1933, as amended.

2.    Includes 1,789,347 Warrant Shares.

3. Consists of 48,750 Shares acquirable under options that were exchanged in the Merger for options to acquire common stock of DOBI Medical.

4. The options are not exercisable within the next 60 days and are not included as beneficially owned by the Reporting Persons.

5. LWVI was required by the Issuer, as a condition of the closing of the Merger, to make this purchase the Issuer. The securities were converted in the Merger in accordance with the terms of the Merger.

     LWVI was required by the Issuer, as a condition of the closing of the Merger, to purchase a DOBI Medical Series 2 Note in the amount of $250,000, which included a Series 2 Warrant to purchase $250,000 of DOBI securities. The proceeds of the purchase provided funds to enable DOBI Medical to pay certain liabilities owed to executive officers and a director of DOBI Medical (who now hold such positions with the Issuer). LWVI effected this purchase on December 1, 2003, and the DOBI Medical notes and warrants were converted in the Merger into 162,338 Shares and a Warrant to purchase a like number of Shares.

Item 6. Contracts, Arrangements, Understands or Relationships With Respect to Securities of the Issuer

     Lock-up Agreement. In connection with the Merger, LWVI entered into a lock-up agreement with the Issuer dated as of the Merger Effective Time (the "Lock-up Agreement") pursuant to which LWVI agreed not to sell any Shares (other than Merger Warrant Shares), for a period of 24 months following the Merger Effective Time, provided, however, that LWVI may sell (i) 25% of its Shares if the Issuer's 2004 total revenue is at least $4.1 million and (ii) 25% of its Shares upon the Issuer's receipt of FDA approval to market its ComfortScan(TM) breast cancer diagnostic imaging system in the United States.

     Registration Rights Agreement. The Merger Agreement requires the Issuer to file a registration statement covering the Merger Shares and Private Placement Shares no earlier than April 1, 2004, and no later than May 1, 2004, and to thereafter diligently pursue the effectiveness of the registration statement. The Issuer has also agreed to include up to $5 million in Shares held by LWVI in any future secondary public offering in the future.

     The Issuer has also agreed to include up to $5 million in Shares held by LWVI as a selling stockholder in any secondary public offering in the future, subject to certain conditions. If the Issuer engages an underwriter or placement agent during the 12 months after the Merger Effective Time to raise a minimum of $5.0 million through the sale of the common stock and/or other equity securities, in a public offering or private placement, LWVI may be required by the underwriter or placement agent to refrain from making any sales, transfers or other dispositions in the course of such offering, but, in any event, for not more than 90 days.

Item 7. Material to be Filed as Exhibits

     1. Agreement of Merger and Plan of Reorganization, dated December 8, 2003, among the Issuer, DOBI Acquisition Corp. and DOBI Medical Systems, Inc.

     2.   Form of Three-Year Warrant to Purchase Issuer's Common Stock.

     3.   Form of Lock-Up Letter between the Issuer and LWVI.

     4. Form of Registration Rights Agreement by the Issuer with former holders of the securities of DOBI Medical.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December     , 2003.
              -----

LAKE WORTH VENTURES, INC.                   GREAT SOUTH BEACH IMPROVEMENT CO.

By:                                         By:
   --------------------------------            ---------------------------------
         David H. Clarke                             David H. Clarke




-----------------------------------
DAVID H. CLARKE